UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-34900

TAL EDUCATION GROUP

12/F, Danling SOHO

No. 6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Appointment of New CTO

The board of directors of TAL Education Group (the “Company”) has approved the promotion of Mr. Mi Tian to serve as the Chief Technology Officer of the Company in replacement of Mr. Yan Huang, effective on May 11, 2020. Mr. Huang will continue to oversee the company’s Open Platform business.

Mr. Mi Tian has served as the Company’s vice chief technology officer since December 2019, and has been responsible for technical system management. Mr. Tian joined the Company in May 2019 and had been in charge of product technology for Xueersi Peiyou. Prior to his role with the Company, Mr. Tian served as a senior technology director for Alibaba from 2016, the vice president of technology for AutoNavi from 2014 to 2016, and the general manager of AutoNavi’s big data department from August 2013 to 2014. Before that, Mr. Tian worked at Tencent from 2006 to 2013, including serving as research and product director for Tencent Map starting from 2011. Mr. Tian received his bachelor’s degree and master’s degree from Beihang University in computer science.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAL Education Group

By:	/s/ Rong Luo
Name: Rong Luo
Title: Chief Financial Officer

Date: May 11, 2020